UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Winmax Trading Group, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common stock
                         ------------------------------
                         (Title of Class of Securities)

                                    974255408
                                 --------------
                                 (CUSIP Number)

                         Hamilton, Lehrer & Dargan, P.A.
                         101 Plaza Real South, Suite 201
                            Boca Raton, Florida 33432
                                 (561) 416-8956
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974255408

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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).
      Hamilton, Lehrer & Dargan, P.A.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) Not Applicable
      (b) Not Applicable
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)....................................  00
--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .............................................. Not Applicable
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization ......Florida (Place of Organization)
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  Number of   7.  Sole Voting Power................................... 3,750,000
   Shares     ------------------------------------------------------------------
Beneficially
  Owned by    8.  Shared Voting Power ........................................ 0
    Each      ------------------------------------------------------------------
 Reporting
Person With   9.  Sole Dispositive Power.............................. 3,750,000
--------------------------------------------------------------------------------

10.   Shared Dispositive Power ............................................... 0
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person.... 3,750,000
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ............................................. Not Applicable
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)................... 6.5%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions) ........................... CO
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

            Winmax Trading Group, Inc.
            48 Wall Street, 11th Floor
            New York, New York 10005

Item 2.     Identity and Background

            (a)   Name - Hamilton, Lehrer & Dargan, P.A.
            (b) Residence or business address - 101 Plaza Real South, Suite 201, Boca Raton, Florida 33432
            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted - Law Firm
            (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case - Not Applicable
            (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order - Not Applicable
            (f)   Citizenship - United States

Item 3. Source and Amount of Funds or Other Consideration: On March 15, 2007, the Issuer issued 2,000,000 shares of its restricted common stock to Hamilton, Lehrer & Dargan, P.A. in exchange for services rendered by Hamilton, Lehrer & Dargan, P.A. to the Issuer.

Item 4. Purpose of Transaction: On March 15, 2007, the Issuer issued 2,000,000 shares of its restricted common stock to Hamilton, Lehrer & Dargan, P.A., in exchange for services rendered by Hamilton, Lehrer & Dargan, P.A. to the Issuer.

Item 5.     Interest in Securities of the Issuer
            (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 - 3,750,000; 6.5%
            (b)   3,750,000
            (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a). Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and
                  (5) where and how the transaction was effected. Not Applicable

Item 6.

Apart from the transaction described in Items 4 and 5 above, Hamilton, Lehrer & Dargan, P.A. is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits
            Not Applicable


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2007
-------------
Date

/s/Hamilton, Lehrer & Dargan, P.A.
----------------------------------
Signature